SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)

                             SCANVEC AMIABLE, LTD.

                                (Name of Issuer)

             ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (Title of Class of Securities)

                                   M82400108

                                 (CUSIP Number)

                                   DAN PURJES
                               ROCKWOOD GROUP LLC
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 922-2083

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 JUNE 16, 2004

            (Date of Event which requires filing of this statement)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [_].

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.


      * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP NO M82400108
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ROCKWOOD GROUP LLC
     IRS NO.: 22-3860770

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                    (B) [_]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7) SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8) SHARED VOTING POWER
                                1,726,500
                     -----------------------------------------------------------
                     (9) SOLE DISPOSITIVE POWER

                                0
                     -----------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                                1,726,500
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,726,500
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                25.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                     OO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO M82400108
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     X SECURITIES LTD.
     IRS NO.: 98-0208338

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                    (B) [_]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

       Not Applicable

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]


--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8)  SHARED VOTING POWER
                                1,726,500
                     -----------------------------------------------------------
                     (9)  SOLE DISPOSITIVE  POWER

                                0
                     -----------------------------------------------------------
                     (10) SHARED  DISPOSITIVE  POWER

                                1,726,500
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,726,500
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                25.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                     CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D

CUSIP NO M82400108
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Y SECURITIES LTD.
     IRS NO.: 06-1275377

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                    (B) [_]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

       Not Applicable

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8)  SHARED  VOTING  POWER
                                1,726,500
                     -----------------------------------------------------------
                     (9)  SOLE  DISPOSITIVE  POWER

                                0
                     -----------------------------------------------------------
                     (10)  SHARED DISPOSITIVE POWER

                                1,726,500
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,726,500
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                25.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                     CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO M82400108
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DAN PURJES

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [X]
                                                                    (B) [_]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

       Not Applicable

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING PERSON     -----------------------------------------------------------
WITH                 (8)  SHARED VOTING POWER
                                1,726,500
                     -----------------------------------------------------------
                     (9)  SOLE  DISPOSITIVE  POWER

                                0
                     -----------------------------------------------------------
                     (10) SHARED  DISPOSITIVE  POWER

                                1,726,500
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,726,500
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                25.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                     IN

--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT

      This Amendment No. 2 (this "Amendment") to Schedule 13D amends the
Schedule 13D originally filed with the Securities and Exchange Commission on April 19, 2004 (as amended by Amendment No. 1 to Schedule 13D filed on April 23, 2004, "Schedule 13D") by Rockwood Group LLC, a Delaware limited liability company ("Rockwood"), X Securities Ltd., a British Virgin Islands company ("X Securities"), and Y Securities Ltd., a British Virgin Islands company ("Y Securities"), with respect to the beneficial ownership of Ordinary Shares, nominal value 1.0 New Israeli Shekel per share ("Ordinary Shares"), of Scanvec Amiable, Ltd., an Israel corporation ("Scanvec" or "Issuer"). Capitalized terms used but not otherwise defined herein shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

      Those Items of the Schedule 13D set forth below are hereby amended and supplemented as follows:


ITEM 2.     IDENTITY AND BACKGROUND.

      The persons filing this Schedule are Rockwood Group, LLC, X Securities Ltd., Y Securities Ltd. and Dan Purjes. Such filing persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Set forth below is certain information relating to these filing persons and, with respect to such persons, information relating to their respective members, directors and executive officers, where applicable:

Rockwood Group LLC
------------------

(a)   Name: Rockwood Group LLC

(b)   Address: 830 Third Avenue, New York, New York 10022

(c) Principal Business: The principal business of Rockwood Group LLC is to acquire, hold and vote the equity securities issued by the Issuer.

(d),(e) Certain Proceedings: During the last five years, Rockwood Group LLC has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

(f)   Citizenship: Rockwood Group LLC is a Delaware limited liability company.

X Securities Ltd.
-----------------

(a)   Name: X Securities Ltd.

(b)   Address: 830 Third Avenue, New York, New York 10022

(c) Principal Business: The principal business of X Securities Ltd. is to acquire, hold and vote the equity securities issued by the Issuer.

(d), (e)    Certain Proceedings:    During the last five years, X Securities
Ltd. has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

(f)   Citizenship: X Securities Ltd. is a British Virgin Islands company.


Y Securities Ltd.

(a)   Name:  Y Securities Ltd.

(b)   Address: 830 Third Avenue, New York, New York 10022

(c) Principal Business: The principal business of Y Securities Ltd. is to acquire, hold and vote the equity securities issued by the Issuer.

(d), (e)    Certain Proceedings: During the last five years, Y Securities
Ltd. has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

(f)   Citizenship: Y Securities Ltd. is a British Virgin Islands company.


Dan Purjes
----------

(a)   Name:  Dan Purjes

(b)   Address: c/o Duncan Capital LLC, 830 Third Avenue, New York, New York
10022

(c) Principal Occupation or Employment: The principal occupation of Dan Purjes is as the Chairman of Duncan Capital Group, LLC, investment bankers, with offices located at 830 Third Avenue, 14th Floor, New York, New York 10022.

(d), (e) Certain Proceedings: During the last five years, Dan Purjes has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of
Schedule 13D.

(f)   Citizenship: Dan Purjes is a citizen of the United States of America.


Members of Rockwood Group LLC
-----------------------------

Dan Purjes is the controlling member of Rockwood Group and is the Managing Member of Rockwood Group LLC. Mr. Purjes is a citizen of the United States of America.

Directors and Executive Officers of X Securities Ltd.
-----------------------------------------------------

Dan Purjes, whose business address is 830 Third Avenue, New York, New York 10022, is a director and has overall management responsibility for the management of X Securities Ltd. During the past five (5) years, Mr. Purjes has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D. Mr. Purjes is a citizen of the United State of America.

Directors and Executive Officers of Y Securities Ltd.
-----------------------------------------------------

Dan Purjes, whose business address is 830 Third Avenue, New York, New York 10022, is a director and has overall management responsibility for the management of Y Securities Ltd. During the past five (5) years, Mr. Purjes has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D. Mr. Purjes is a citizen of the United State of America.

ITEM 3      SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

       This Amendment relates to the acquisition by Rockwood Group LLC of 585,500 Ordinary Shares on June 16, 2004 in a private transaction with Jolie Papier Ltd., an existing shareholder of the Issuer, for an aggregate purchase price of $468,400, for which Rockwood Group LLC used its available working capital in making such purchase.

ITEM 4      PURPOSE OF TRANSACTION.

      Rockwood Group LLC acquired the Ordinary Shares disclosed in Item 3 above in order to increase its equity position in the Issuer. Depending upon market conditions and other factors that Rockwood Group LLC may deem material to investment decisions, Rockwood Group LLC may acquire additional securities of the Issuer in the open market, in private transactions, by tender offer or by any other permissible means.


ITEM 5      INTEREST  IN  SECURITIES  OF  THE  ISSUER.

      (a) As a result of the purchase of Ordinary Shares by Rockwood Group LLC on June 16, 2004, as more particularly described in Item 5(c) below, as of the close of business on June 30, 2004 Rockwood Group LLC beneficially owned directly 1,481,926 shares of Ordinary Shares. The 1,481,926 Ordinary Shares beneficially owned directly by Rockwood Group LLC constitute approximately 21.9% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 6,770,000 outstanding Ordinary Shares as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004 (the "Issuer's Form 10-QSB"). As of the close of business on July 2, 2004, each of X Securities Ltd., Y Securities Ltd. and Dan Purjes beneficially owned indirectly the 1,481,926 Ordinary Shares beneficially owned directly by Rockwood Group LLC.

      As of the close of business on June 30, 2004, X Securities Ltd. beneficially owned directly 81,525 shares of Ordinary Shares. The 81,525 Ordinary Shares beneficially owned directly by X Securities Ltd. constitute approximately 1.20% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 6,770,000 outstanding Ordinary Shares as disclosed in the Issuer's Form 10-QSB. As of the close of business on July 2, 2004, each of Rockwood Group LLC, Y Securities Ltd. and Dan Purjes beneficially owned indirectly the 81,525 Ordinary Shares beneficially owned directly by X Securities Ltd.

      As of the close of business on June 30, 2004, Y Securities Ltd. beneficially owned directly 163,049 shares of Ordinary Shares. The 163,049 Ordinary Shares beneficially owned directly by X Securities Ltd. constitute approximately 2.41% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 6,770,000 outstanding Ordinary Shares as disclosed in the Issuer's Form 10-QSB. As of the close of business on July 2, 2004, each of Rockwood Group LLC, X Securities Ltd. and Dan Purjes beneficially owned indirectly the 163,049 Ordinary Shares beneficially owned directly by Y Securities Ltd.

      As of the close of business on July 2, 2004, Dan Purjes did not own directly any Ordinary Shares.

      (b) Rockwood Group LLC has the sole power to dispose or to direct the disposition of, and to direct the vote of, 1,481,926 Ordinary Shares. X Securities Ltd. has the sole power to dispose or to direct the disposition of, and to direct the vote of, 81,525 Ordinary Shares. Y Securities Ltd. has the sole power to dispose or to direct the disposition of, and to direct the vote of, 163,049 Ordinary Shares. As a result of the relationships described in the
Item 6 below, each of Rockwood Group LLC, X Securities Ltd., Y Securities Ltd. and Dan Purjes may be deemed to share the power to dispose or to direct the disposition of 1,726,500 Ordinary Shares.

      (c) On June 16, 2004, Rockwood Group LLC acquired by private purchase from Jolie Papier Ltd., an existing shareholder of the Issuer, 585,500 Ordinary Shares at a per Ordinary Share purchase price of $0.80.

      (d) Not applicable.

      (e) Not applicable.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2004                       ROCKWOOD GROUP LLC

                                          By: /s/ Dan Purjes
                                             -----------------------------------
                                          Name:  Dan Purjes
                                          Title: Managing Member

                                          X SECURITIES LTD.

                                          By: /s/ Dan Purjes
                                             -----------------------------------
                                          Name:  Dan Purjes
                                          Title: Managing Member

                                          Y SECURITIES LTD.

                                          By: /s/ Adriane Bailey-Beck
                                             -----------------------------------
                                          Name:  Adriane Bailey-Beck
                                          Title: Executive Vice President


                                           /s/ Dan Purjes
                                          --------------------------------------
                                          Dan Purjes